UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Flexible Solutions International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33938T104
(CUSIP Number)

Eric Steen
Chief Executive Officer
Lygos, Inc.
1249 Eighth St.
Berkeley, CA 94710
415-294-0069

With a Copy to:
Richard Vernon Smith
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669
Telephone: (415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938T104

1	NAMES OF REPORTING PERSONS
Lygos, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
4,556,900 (1)(2)

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
4,556,900 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,556,900 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5 of this Schedule 13D.
(2)
Beneficial ownership of the 4,556,900 shares of Common Stock referenced above is being reported hereunder solely because Lygos, Inc. may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Voting and Support Agreements (as defined below) with certain stockholders of the Company. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lygos, Inc. that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Flexible Solutions International, Inc. (the “Company”), a corporation subsisting under the laws of the Province of Alberta. The principal executive offices of the Company are located at 6001 54 Ave., Taber, Alberta, Canada T1G 1X4.

Item 2.  Identity and Background.

(a) - (c), (f) The name of the person filing this statement is Lygos, Inc. (“Lygos” or the “Reporting Person”), a corporation incorporated under the laws of the State of Delaware. The principal business of Lygos is creating a biological engineering platform focused on sustainable production of organic acid bio-monomers. Lygos’ bio-based ingredients offer alternatives to traditional industrial suppliers, enabling customers to create better, environmentally safer products. The principal business address and principal office address of Lygos is 1249 Eight St., Berkeley, CA 94710.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Lygos are set forth on Schedule I hereto and incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 8, 2022, in connection with Lygos’ execution of the Merger Agreement (as defined below), each of (i) Ben Seaman, (ii) Daniel O’Brien, (iii) David Fynn, (iv) John Bientjes, (v) Robert Helina and (vi) Thomas Fyles (collectively, the “FSI Shareholders”) entered into support agreement with Lygos in their capacities as shareholders of the Company (collectively, the “Voting and Support Agreements”), pursuant to which Lygos may be deemed to beneficially own as of the date of those agreement 4,556,900 shares of Common Stock.

As described in response to Item 4, the shares of Common Stock beneficially owned by the FSI Shareholders (such shares of Common Stock collectively, the “Voting Agreement Shares”) have not been purchased by the Reporting Person, and thus no funds were used for such purpose. The Reporting Person has not paid any monetary consideration to the FSI Shareholders in connection with the execution and delivery of the Voting and Support Agreements. For a description of the Voting and Support Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction.

The Merger Agreement

On April 17, 2022, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Lygos, FSI Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and FSI Merger Sub II, Inc., a Delaware corporation (“Merger Sub II”). Pursuant to the Merger Agreement, (a) Merger Sub I will merge with and into Lygos, Merger Sub I will cease to exist, and Lygos will become a direct, wholly owned subsidiary of FSI (the “First Merger”), and (b) thereafter as part of the same overall transaction, Lygos will merge with and into Merger Sub II, Lygos will cease to exist, and Merger Sub II will survive as a direct, wholly owned subsidiary of FSI (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Merger”).

The transaction was approved by the boards of directors of both the Company and Lygos.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) any shares of Lygos capital stock held as treasury stock prior to the Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) each other outstanding share of Lygos capital stock will be converted solely into the right to receive a number of shares of Common Stock equal to the Exchange Ratio; provided, that no fractional Common Stock will be issued in connection with the Merger as a result of the conversion and any holder of Lygos common stock who would otherwise be entitled to receive a fraction of Common Stock (after aggregating all fractional Common Stock issuable to such holder) shall, in lieu of such fraction of a share, be entitled to receive, from the Company one share of Common Stock and (iii) each Lygos option that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will automatically be assumed by the Company and converted into an option to acquire a number of shares of Common Stock at an adjusted exercise price per share (each such resulting option, a “Rollover Option”), and the number of shares of Common Stock subject to each Rollover Option shall be determined by multiplying the Exchange Ratio and rounding the resulting number down to the nearest whole number of Common Stock. Prior to the Effective Time, unless otherwise determined by Lygos in its sole discretion, Lygos will use commercially reasonable efforts to enter into an agreement (“SAFE Conversion Agreement) with each person (“SAFE Party”) that has entered into a Simple Agreement for Future Equity with the Company (“SAFE”), pursuant to which each SAFE will be terminated, effective as of immediately prior to the Effective Time, with each SAFE Party receiving the number of shares of the Lygos common stock set forth in the applicable SAFE Conversion Agreement.
The “Exchange Ratio” will equal the total number of Common Stock on a fully diluted basis outstanding as of the end of the last trading day of the Common Stock on the NYSE American before the Effective Time multiplied by two and then divided by the total number of shares of Lygos capital stock on fully diluted basis outstanding as of the same time.
Immediately following the effective time of the Merger, the former stockholders of Lygos are expected to own approximately 66.7% of the outstanding share capital of the combined company. Upon closing, Eric Steen will serve as the CEO and a member of the board of directors for the combined company. Dan O’Brien has entered into a five-year employment agreement to continue overseeing the Company’s existing business activities. Lygos’ current CFO, Bryce Dille, and CTO, Nick Ohler, PhD, will retain these respective roles in the combined company. Also, in connection with the Merger, upon closing, all current directors of the Company will resign, subject to the Company’s shareholders electing new directors designated by Lygos. To that end, the Company will prepare and file with the SEC a registration statement on Form S-4 that will contain a prospectus and a proxy statement, and will seek the approval of the Company’s shareholders with respect to certain actions, including the election of Eric Steen and the other individuals designated by Lygos as directors of the combined company as described above.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Form 8-K, filed on April 18, 2022 and incorporated herein by reference.

The Voting and Support Agreements

In connection with the execution and delivery of the Merger Agreement, Lygos entered into the Voting and Support Agreement with the FSI Shareholders, pursuant to which the FSI Shareholders have agreed to support the transactions contemplated by the Merger Agreement, including by, among other things, voting their Voting Agreement Shares for matters necessary to consummate the transactions. The Voting and Support Agreements will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms.

  The number of shares of Common Stock that Lygos may be deemed to beneficially own as a result of the Voting and Support Agreements as of the date of those agreements is 4,556,900.

The foregoing descriptions of the Voting and Support Agreements does not purport to be complete and are qualified in its entirety by reference to the full text of each of the Voting and Support Agreements, copies of which are attached as Exhibits 2 through 7 hereto and incorporated herein by reference.

Other Agreements

Lygos has entered into a financing arrangement with certain investors which has provided to Lygos $160 million in capital. Under the terms of a note purchase agreement, Lygos issued 5.5% convertible notes with a $160 million principal amount. The conversion price of the convertible note will be set 12 months from the date of the note, and the pricing terms will be set upon the trading price of the Company’s Common Stock, but will be no less than $250M or no greater than $350M. The combined company intends to use these proceeds to fund the development of the combined company’s business.

The directors and certain stockholders of Lygos collectively holding a sufficient number, type and class of Lygos capital stock to obtain the requisite approval of the Lygos stockholders of the transactions contemplated by the Merger Agreement have entered into similar support agreements with the Company (the “Lygos Support Agreements”). Pursuant to such Lygos Support Agreements, the Lygos stockholders have agreed to, among other things, provide the requisite consents necessary to consummate the transactions and vote their capital stock in favor of such transactions. The Lygos Support Agreements will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Lygos Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Lygos Support Agreement, a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, Eric Steen, the Chief Executive Officer of Lygos, entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which securities held by Mr. Steen are subject to a lock-up until April 8, 2023 and shall not be transferred, other than transfers to certain permitted transferees as described in the Lock-Up Agreement. Pursuant to the Lock-Up Agreement, Mr. Steen may sell up to 22% of his Lock-Up Shares (as defined in the Lock Up Agreement) as of the effective time of the Merger.

The foregoing descriptions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 9 and incorporated herein by reference.

General

Except as described in this Schedule 13D and in connection with the transactions contemplated by the Merger Agreement and the Voting and Support Agreements, neither Lygos nor, to the knowledge of Lygos, any of the persons set forth on Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D (although Lygos and each person listed on Schedule I hereto reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

(a) and (b). The beneficial ownership percentages described in this Schedule 13D are based on 12,375,746 shares of Common Stock deemed to be outstanding as of March 29, 2022, as represented by the Company in its Form 10-K filed on March 29, 2022.

Immediately prior to the execution of the Voting and Support Agreements, the Reporting Person did not own any shares of Common Stock. However, as a result of entering into the Voting Agreements on April 8, 2022, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 4,556,900 shares of Common Stock, representing the sum of the outstanding shares of Common Stock individually beneficially owned by the FSI Shareholders as represented by the FSI Shareholders in the Voting and Support Agreements, which represents in the aggregate approximately 36.8% of the shares of Common Stock deemed to be outstanding as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Voting Agreement Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except with reference to the Merger Agreement and the Voting and Support Agreements and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Except for the agreements and transactions described in this Schedule 13D, to the knowledge of the Reporting Person, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name
1
Agreement and Plan of Merger and Reorganization by and among Flexible Solutions International Inc., Lygos, Inc., FSI Merger Sub I, Inc. and FSI Merger Sub II, Inc., dated April 17, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on April 18, 2022 (File Number 001-31540)).

2	Voting and Support Agreement, dated as of April 8, 2022 by and among Lygos, Inc. and Ben Seaman.
3	Voting and Support Agreement, dated as of April 8, 2022 by and among Lygos, Inc. and Daniel O’Brien
4	Voting and Support Agreement, dated as of April 8, 2022 by and among Lygos, Inc. and David Fynn
5	Voting and Support Agreement, dated as of April 8, 2022 by and among Lygos, Inc. and John Bientjes
6	Voting and Support Agreement, dated as of April 8, 2022 by and among Lygos, Inc. and Robert Helina
7	Voting and Support Agreement, dated as of April 8, 2022 by and among Lygos, Inc. and Thomas Fyles
8	Company Stockholder Support Agreement, dated as of April 17, 2022 by and among Flexible Solutions International Inc. and certain stockholders of Lygos, Inc.
9	Lock-Up Agreement, dated as of April 17, 2022 by and between Flexible Solutions International Inc. and Eric Steen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2022

Lygos, Inc.

By:	/s/ Eric Steen
Name: Eric Steen
Title: Chief Executive Officer

SCHEDULE I
Directors and Executive Officers of

Lygos, Inc.

The following table sets forth certain information with respect to the directors and executive officers of Lygos, Inc. The business address of each director and executive officer is c/o Lygos, Inc., 1249 Eighth St, Berkeley, CA 94710.

Directors
Name	Present Principal Occupation or Employment	Citizenship

Eric Steen	Chief Executive Officer of Lygos	United States

Brad Gillespie	General Partner at IA Ventures	United States

Executive Officers
Name	Present Principal Occupation or Employment	Citizenship

Eric Steen	Chief Executive Officer of Lygos	United States

Bryce Dille	Chief Financial Officer of Lygos	United States

Nicholas Ohler	Chief Technology Officer	United States